Mail Stop 4561

      July 26, 2005


By U.S. Mail and Facsimile to (202) 362-2902

Robert M. Cashill
Chief Executive Officer and President
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

Re:	Investors Bancorp, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
      Filed July 18, 2005
	File No. 333-125703

Dear Mr. Cashill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

After-Market Stock Performance Provided by Independent Appraiser - page 10

1. Please expand the table to give the reader a longer view of the after-market performance of MHC`s.





Recent Developments - page 30

2. We note your recent developments section through May 31, 2005. Please consider providing an updated recent developments section through June 30, 2005 or updated interim financials if available. Alternatively, please confirm that there were no were material adverse developments during the month of June 2005.

Pro Forma Data

Pro Forma Net Income, pages 49 -52

3. Please revise to include a footnote identifying the allocation percentage between cash and stock contributions for the Charitable Foundation.

4. We note the pro forma net income adjustments for the specific plans identified in footnotes 2-4 on page 50. It would appear that the adjustment for options granted under the stock based incentive plan was not tax effected. Please revise or advise why your current calculation and treatment is appropriate. Please also revise all similar amounts and disclosures on pages 51 and 52.

Deferred Directors Fee Plans - page 137

5. Please disclose the interest rate that is paid on deferred directors fees.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding accounting-related matters. Please contact
Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

								Sincerely,



								William Friar
								Senior Financial Analyst


cc:	John J. Gorman, Esq.
	Marc P. Levy, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W., Suite 400
	Washington, D.C. 20015

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Investors Bancorp, Inc.
Robert M. Cashill
July 26, 2005
Page 3